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                                                                   Exhibit 99.5

                             HARCOURT GENERAL, INC.
                               27 Boylston Street
                            Chestnut Hill, MA 02167
                              Tel. (617) 232-8200

                                                                    News Release

Contact Peter Farwell
        Vice President
        Corporate Relations
        (617) 232-8200                                     FOR IMMEDIATE RELEASE


                       HARCOURT GENERAL REACHES AGREEMENT
                       ----------------------------------
                   TO ACQUIRE OUTSTANDING STECK-VAUGHN SHARES
                   ------------------------------------------

        CHESTNUT HILL, MA., September 8, 1997 -- Harcourt General, Inc. (NYSE:H) announced today that it had completed price negotiations with the independent directors of Steck-Vaughn Publishing Corporation (NASDAQ:STEK) who approved a transaction in which Harcourt General will purchase the publicly-held Steck-Vaughn shares it does not already own for $14.75 per share in cash. Harcourt General acquired ownership of approximately 82% of Steck-Vaughn's common stock when it completed a merger with National Education Corporation in June.

        Steck-Vaughn has approximately 3.4 million publicly held common and common equivalent shares outstanding, giving the transaction a total value of approximately $42.8 million.

        Harcourt General said that consummation of the transaction is subject to the finalization of a definitive merger agreement which must be approved by the Steck-Vaughn independent directors and Harcourt General. Once the definitive merger agreement is approved, the plan will be subject to approval by a majority vote of Steck-Vaughn shareholders. Because Harcourt General already owns 82% of the Steck-Vaughn shares and will vote those shares in favor of the transaction, that approval is assured.

        Harcourt General estimated that the merger process, including required filings with the Securities and Exchange Commission, would take several months to complete.

        Harcourt General is a leading global multiple-media publisher and service provider to established educational, trade and professional markets as well as to emerging for-profit educational, career-training and assessment markets. The Company is also a leading specialty retailer through its 53% controlling interest in The Neiman Marcus Group (NYSE:NMG).

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